Exhibit 99.1

China Digital TV Announces Unaudited Second Quarter 2016 Results

BEIJING, China, August 16, 2016 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the second quarter ended June 30, 2016 and six months period ended June 30, 2016.

“We are pleased to report the continuous adoption and solid development of our cloud business, as rapid user growth provided us strong confidence in our strategies to monetize our cloud-based offerings going forward,” stated Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “During the second quarter of 2016, total registered users on our cloud platform expanded by 52% quarter over quarter to 3.5 million and gives us increasing confidence in the demand for our services and sustainability of this growth momentum over the coming quarters. With Beijing and Chongqing customers already contributing to steady revenue growth, we expect more revenue contributing customers, including those in Tianjin and Sichuan Province, to roll out our cloud platforms in the second half of the year. Despite the challenging environment for our traditional businesses, we are confident in our strategy to evolve with China’s increasingly diverse cable environment and the opportunities and potential offered by our cloud platform services as we strive to further enhance the content offerings, which is currently limited to TV-based games, to areas such as education, entertainment and online shopping. In addition, in an effort to address the demands of our cable operating customer base, we continue to prepare for the exciting virtual reality (“VR”) opportunities which have the potential to re-shape our viewing and entertainment experiences within the home. We have already begun a partnership on the content creation side and have witnessed some early stage success. With that in mind, we remain fully committed to establishing ourselves as a leading provider and gateway of cloud-based entertainment content into the living rooms throughout China.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “During the second quarter of 2016, our business performance came in-line with our expectations. However the challenges for the traditional smartcard business persist as average selling prices (“ASP”) continued on the downward trend even though volumes grew. We remain cautious on our traditional businesses as the Chinese market has become saturated while our overseas business slowly expands. In the meantime, as we prepare for next-generation content services, such as gaming and VR enabled content, we are excited and confident in the growth opportunities ahead of us.”

Second Quarter 2016 Results1

In the second quarter of 2016, China Digital TV’s smart card shipments increased by 3.8% to 2.19 million from 2.11 million in the prior year period, primarily driven by increased shipments to international markets, but partially offset by a decline in domestic shipments due to the overall maturity of the CA business.

China Digital TV’s net revenues remained relatively stable at 10.4 million compared to the prior year period. Revenues from other services and other products increased, but were partially offset by a decrease in revenues from smart card revenues.

Revenues from the Company’s top five customers accounted for 37.3% of total revenues, compared to 37.0% in the prior year period.

1 Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015
	(in thousands of U.S. dollars)
Products:
Smart cards	$7,183	$10,071	$8,906
Other products	1,608	928	428
Subtotal	8,791	10,999	9,334
Services:
Head-end system integration	360	882	504
Head-end system development	510	701	345
Licensing income	92	192	198
Royalty income	3	14	144
Other services	725	400	13
Subtotal	1,690	2,189	1,204
Total revenues	$10,481	$13,188	$10,538

Revenues from smart cards decreased by 19.3% to US$7.2 million in the second quarter of 2016 from US$8.9 million in the prior year period, primarily due to a decline in ASPs. Sales of smart cards accounted for 68.5% of total revenues in the second quarter of 2016, compared to 84.5% in the prior year period.

Revenues from other products increased by 275.7% to US$1.6 million in the second quarter of 2016 from US$0.4 million in the prior year period. The increase was mainly attributable to an increase in sales of set-top-boxes with pre-installed smart cards, as well as an increase in digital rights management (“DRM”) sales. Sales of other products accounted for 15.3% of total revenues in the second quarter of 2016, compared to 4.1% in the prior year period.

Revenues from services increased by 40.4% to US$1.7 million in the second quarter of 2016 from US$1.2 million in the prior year period. The increase was primarily due to an increase in other services, such as the expansion and monetization of the Company’s emerging cloud platform. Revenues from services accounted for 16.1% of total revenues in the second quarter of 2016, compared to 11.4% in the prior year period.

Cost of revenues from smart cards and other products increased by 13.8% to US$2.2 million in the second quarter of 2016 from US$2.0 million in the prior year period. The increase was mainly due to an increase in cost of revenues from other products, and was partially offset by a decline in cost of revenues from smart cards. Cost of revenues from smart cards and other products accounted for 37.6% and 26.4%, respectively, of total cost of revenues in the second quarter of 2016, compared to 55.8% and 10.2% in the prior year period.

Cost of revenues from services in the second quarter of 2016 increased by 24.1% to US$1.3 million in the second quarter of 2016 from US$1.0 million in the prior year period. The increase was mainly due to an increase in cost of revenues that was associated with the expansion of the cloud computing business. Cost of revenues from services accounted for 36.0% of total cost of revenues in the second quarter of 2016, compared to 34.0% in the prior year period.

Gross profit in the second quarter of 2016 decreased by 7.0% to US$6.9 million from US$7.5 million in the prior year period. Gross margin, was 66.7% in the second quarter of 2016, compared to 71.6% in the prior year period. The decline in gross margin was primarily due to the decreased portion of total revenues accounted for by net revenues from smart cards, which have a higher gross margin than other products and services. In the second quarter of 2016, the ASP of smart cards decreased by 22.2% year over year, while the unit cost of smart cards decreased by 23.9% year over year.

Operating expenses in the second quarter of 2016 increased by 40.0% to US$11.5 million from US$8.2 million in the prior year period. The increase was mainly due to an increase in shared-based compensation.

In May 2016, certain key employees made a cash investment to Beijing Super TV Co., Ltd. (“Super TV”), a PRC operating subsidiary of the Company, in return for a 9.91% of the outstanding equity interest in Super TV. The fair value of the equity interest purchased by the employees was higher than the cash they paid, hence the difference between fair value and the cash consideration was recognized as share based compensation expenses in the second quarter.

●	Research and development expenses in the second quarter of 2016 increased by 7.6% to US$4.1 million from US$3.8 million in the prior year period.

●	Selling and marketing expenses in the second quarter of 2016 increased by 29.0% to US$3.3 million from US$2.6 million in the prior year period.

●	General and administrative expenses in the second quarter of 2016 increased by 122.3% to US$4.1 million from US$1.8 million in the prior year period.

Loss from operations in the second quarter of 2016 was US$4.6 million, as compared to loss from operations of US$0.8 million in the prior year period.

Income tax benefits in the second quarter of 2016 was US$1.9 million, as compared to an income tax expenses of US$0.9 million in the prior year period. The increase in the income tax benefits was primarily due to the tax rate adjustment. In the second quarter of 2016, the Company assessed its PRC operating subsidiary, Super TV, qualified as a “key software enterprise” for the tax year of 2015 based on the annual tax filing made in May 2016. As a result, the Company was entitled to a preferential income tax rate of 10% on its income tax filing for the year of 2015. Because the Company recognized income tax expenses at the rate of 15% in 2015 taking into consideration of the uncertainty as to whether Super TV could qualify, the income tax expenses previously recognized were partially reversed in the second quarter.

Net loss attributable to holders of ordinary shares in the second quarter of 2016 was US$1.6 million, as compared to a net loss attributable to holders of ordinary shares of US$0.7 million in the prior year period.

Non-GAAP net income2 attributable to holders of ordinary shares in the second quarter of 2016 was US$2.4 million, as compared to a non-GAAP net loss attributable to holders of ordinary shares of US$0.6 million in the prior year period3.

Balance Sheet

As of June 30, 2016, China Digital TV had cash and cash equivalents and restricted cash totaling US$76.1 million.

2 Non-GAAP net income (loss) is defined as net income (loss) excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Business Outlook

Based on information available as of August 16, 2016, China Digital TV expects smart card shipment volumes in the third quarter of 2016 to be in the range of 2.2 million to 2.5 million. Net revenues in the third quarter of 2016 are expected to be in the range of US$8.5 million to US$9.5 million.

Conference Call Information

China Digital TV's management will host an earnings conference call at 8:00 p.m. on Tuesday, August 16, 2016, U.S. Eastern Time (8:00 a.m. on Wednesday, August 17, 2016, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 10:00 p.m. on August 16, 2016 and 10:00 a.m. on August 23, 2016, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10090775

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015

Revenues:
Products	$8,791	$10,999	$9,334
Services	$1,690	$2,189	$1,204
Total revenues	10,481	13,188	10,538
Business and related taxes	$(70)	$(167)	$(120)
Net revenues	10,411	13,021	10,418

Cost of revenues:
Products	(2,222)	(2,255)	(1,953)
Services	$(1,250)	$(1,043)	$(1,007)
Total cost of revenues	(3,472)	(3,298)	(2,960)
Gross profit	6,939	9,723	7,458

Operating expenses:
Research and development expenses	(4,106)	(3,447)	(3,816)
Selling and marketing expenses	(3,301)	(2,410)	(2,558)
General and administrative expenses	$(4,100)	$(1,988)	$(1,844)
Total operating expenses	(11,507)	(7,845)	(8,218)
(Loss)/Income from operations	(4,568)	1,878	(760)

Interest income	295	337	282
Gain from disposal of an equity method investment	$95	-	-
Other income, net	524	167	486
(Loss)/Income before income tax expenses	(3,654)	2,382	8
Income tax benefits /(expenses)	1,865	(1,282)	(904)
Net (loss)/income before share of income /(loss) on equity method investments	(1,789)	1,100	(896)
Share of income/(loss) on equity method investments, net of income taxes	30	10	(42)
Net (loss)/income	(1,759)	1,110	(938)
Net loss attributable to noncontrolling interest	$140	49	$$281
Net (loss)/income attributable to holders of ordinary shares	$(1,619)	$1,159	$(657)

Net income/(loss) per share attributable to holders of ordinary shares
Basic	$(0.03)	$0.02	$(0.01)
Diluted	$(0.03)	$0.02	$(0.01)

Net (loss)/income	$(1,759)	$1,110	$(938)
Other comprehensive (loss)/income, net of income taxes
Foreign currency translation adjustment	$(3,085)	$566	$(46)
Comprehensive (loss)/income	(4,844)	1,676	(984)
Comprehensive loss attributable to noncontrolling interest	$230	$37	$291

Comprehensive (loss)/income attributable to holders of ordinary shares	$(4,614)	$1,713	$(693)

Weighted average shares used in calculating net income per ordinary share
Basic	$60,190,497	$60,177,208	$59,847,896
Diluted	$60,190,497	$60,576,380	$59,847,896

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

ASSETS	June 30,	December 31,
	2016	2015
Current assets:
Cash and cash equivalents	$76,040	$70,138
Restricted cash	33	34
Notes receivable	3,368	4,851
Accounts receivable, net	37,275	38,211
Inventories	4,164	4,857
Prepaid expenses and other current assets	3,944	3,782
Total current assets	124,824	121,873
Property and equipment, net	753	680
Intangible assets, net	304	348
Goodwill	1,309	1,343
Equity method investments	2,601	3,055
Deferred income tax assets	3,208	3,451
Total assets	$132,999	$130,750

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,709	1,665
Accrued expenses and other current liabilities	9,081	11,806
Dividend payable	12,038	-
Deferred revenue - current	3,673	3,635
Income tax payable	4,495	2,401
Government subsidies - current	797	819
Total current liabilities	31,793	20,326
Deferred revenue - non-current	-	$173
Government subsidies - non-current	2,550	3,024
Deferred income taxes liabilities	1,274	5,421
Total liabilities	35,617	28,944

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	41,490	37,988
Statutory reserve	18,361	18,361
Retained earnings	10,953	23,451
Accumulated other comprehensive income	19,209	$21,650
Total China Digital TV Holding Co., Ltd. shareholders’ equity	90,043	101,480
Noncontrolling interest	7,339	326
Total equity	97,382	101,806
TOTAL LIABILITIES AND EQUITY	$132,999	$130,750

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data)

	For the Six Months Ended
	June 30,	June 30,
	2016	2015

Revenues:
Products	$19,790	$22,549
Services	3,879	2,347
Total revenues	23,669	24,896
Business and sales related taxes	(237)	(429)
Net revenues	23,432	24,467
Cost of revenues:
Products	(4,477)	(4,151)
Services	(2,293)	(2,020)
Total Cost of Revenues	(6,770)	(6,171)
Gross Profit	16,662	18,296

Operating expenses:
Research and development expenses	(7,553)	(7,709)
Selling and marketing expenses	(5,711)	(6,064)
General and administrative expenses	(6,088)	(4,062)
Total operating expenses	(19,352)	(17,835)
(Loss)/Income from operations	(2,690)	461

Interest income	632	533
Gain from disposal of an equity method investment	95	-
Other income	691	550
(Loss)/Income before income taxes	(1,272)	1,544
Income tax benefits/(expenses)	583	(2,346)
Net loss before net income from equity method investments	(689)	(802)
Net income/(loss) from equity method investments, net of income taxes	40	(60)
Net loss	(649)	(862)
Net loss attributable to noncontrolling interest	189	568
Net loss attributable to holders of ordinary shares	$(460)	$(294)

Net loss per share attributable to holders of ordinary shares
Basic	$(0.01)	$(0.005)
Diluted	$(0.01)	$(0.005)

Net loss	$(649)	$(862)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(2,519)	212
Comprehensive loss	(3,168)	(650)
Comprehensive loss attributable to noncontrolling interest	267	580

Comprehensive loss attributable to holders of ordinary shares	$(2,901)	$(70)

Weighted average shares used in calculating net income per ordinary share
Basic	60,183,853	59,786,750
Diluted	60,183,853	59,786,750

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015
	(in U.S. dollars, in thousands)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$(1,619)	$1,159	$(657)
Share-based compensation expenses	3,988	10	30
Amortization of intangible assets from business acquisitions and equity method investments	12	12	51
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$2,381	$1,181	$(576)